SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

99.1	17 October 2011	Rio Tinto streamlines Aluminium product group

99.2	18 October 2011	Rio Tinto approves further study funding and commitments in the Simandou project

99.3	19 October 2011	Rio Tinto makes recommended all-cash offer for Hathor Exploration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews
Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	8 November 2011	8 November 2011

Exhibit 99.1

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto streamlines Aluminium product group

17 October 2011

Rio Tinto is streamlining its Aluminium product group following a strategic review. Thirteen assets will be divested at an appropriate point in the future, and some of these will be managed separately in the meantime. The move will allow Rio Tinto Alcan to concentrate on its strategy to grow the value of its high quality, tier one assets and improve the product group’s financial performance.

Rio Tinto’s interests in six Australian and New Zealand assets will transfer into a new business unit, to be called Pacific Aluminium, and be managed and reported separately from the Rio Tinto Alcan product group prior to divestment. These are:

•	Australia: Gove bauxite mine and alumina refinery, Boyne Smelters and the associated Gladstone Power Station, the Tomago smelter and the Bell Bay smelter

•	New Zealand: New Zealand Aluminium Smelters

A second group of seven non-core assets will continue to be managed by Rio Tinto Alcan while it further investigates divestment options. These assets include:

•	France and Germany: Three Specialty Alumina plants and the Gardanne refinery

•	United States: Sebree smelter

•	United Kingdom: Lynemouth smelter and associated power station, for which potential options include closure

Rio Tinto chief executive Tom Albanese said “The assets identified for divestment are sound businesses that are well-managed with productive workforces. But they are no longer aligned with our strategy and we believe they have a bright future under new ownership. The strength of our balance sheet means that we can choose the most opportune method and timing to divest these assets, which may not occur until the economic climate improves. In the meantime, we will continue to run these operations safely and efficiently.

“This move is a further significant step towards achieving our performance targets in the Aluminium product group. We have already made good progress, with plans in place to generate sustainable performance improvement, and we are investing at a number of our core assets.”

Rio Tinto Alcan chief executive Jacynthe Cote said “We are already well on our way to building a truly outstanding aluminium business. Streamlining the product group allows Rio Tinto Alcan to concentrate its efforts even more on driving performance improvements and investing in growth to increase shareholder value.”

Rio Tinto has begun consultations with affected stakeholders and will engage with the relevant governments and regulators. The relevant Rio Tinto business units will engage with their workforces during the process.

The chief executive of Pacific Aluminium will be Sandeep Biswas. He will report to Rio Tinto business support & operations group executive Bret Clayton.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto approves further US$211 million study funding and US$1.117 billion early commitments in next stage of the Simandou iron ore mining project in Guinea

18 October 2011

Rio Tinto is accelerating the development of the Simandou iron ore project in Guinea with the approval of a further US$211 million for continued studies and US$1.117 billion of funding for commitments for early works and procurement of long-lead items. This funding will allow the project to move forward towards first shipment of ore by mid-2015.

Work is progressing on obtaining the required regulatory approvals with project partner Chalco, which, once granted, will trigger formation of the Joint Venture and the earn-in payment of US$1.35 billion. Finalisation of the infrastructure investment framework, expected in early 2012, will also trigger the Government of Guinea’s requirement to contribute its share of infrastructure project expenditure incurred to that time.

Rio Tinto chief executive Iron Ore and Australia Sam Walsh said “This funding highlights Rio Tinto’s commitment to honouring the Settlement Agreement reached with the Government of Guinea in April this year, and maintains the rapid build-up of in-country infrastructure in order to deliver first shipments of ore by mid-2015.

“Simandou is the best known undeveloped iron ore resource and one of the great greenfield mining projects worldwide. Development of this outstanding resource will create a major new iron ore producing province, on a par with the historic development of the Pilbara iron ore region in Australia.”

The project is now gaining significant momentum, with construction works well underway. Work has already begun on the marine off-load facility near the preferred port site of Ile Kabak, 50 kilometres south east of Conakry, enabling the introduction of heavy equipment for construction. In-country support services such as air-charter, extensive camp works and associated infrastructure are also in progress, as is the commencement of earthworks for the extensive 650 kilometre rail corridor.

Notes to editors

Today’s decision brings the total amount that has been spent or committed to the Simandou project to US$3 billion, including the US$700 million settlement payment. Of this amount, approximately US$2 billion has been allocated to mine-related costs and US$1 billion to infrastructure requirements.

The current interest in the Simandou project is held by Rio Tinto subsidiary Simfer whose shareholders are Rio Tinto (95 per cent) and the International Finance Corporation (IFC), a member of the World Bank Group (five per cent).

Once the joint venture (JV) agreement with Chalco is complete, Rio Tinto’s 95 per cent interest in Simfer will be held in the new JV. Chalco will acquire a 47 per cent interest in the new JV by providing US$1.35 billion on an effective ongoing earn-in basis.

Cont.../

Continues	Page 2 of 3

Prior to the Government’s participation, once Chalco has earned-in its US$1.35 billion, the effective interests of Rio Tinto and Chalco in Simfer will be 50.35 per cent and 44.65 per cent respectively. The remaining five per cent will be owned by the IFC.

As part of the April 2011 Settlement Agreement, the Government of Guinea has the right to take a stake of up to 35 per cent in the project, including 15 per cent at no cost to the Government, as follows:

•	From the grant of the Presidential Decrees: 7.5 per cent non-contributing stake and 10 per cent fully contributing stake at historic cost in the mining project.

•	Five years from the grant of the Presidential Decrees: a further 7.5 per cent non-contributing stake.

•	15 years from the grant of the Presidential Decrees: five per cent fully contributing stake at market value.

•	20 years from the grant of the Presidential Decrees: five per cent fully contributing stake at market value.

As the Government of Guinea increases its stake in the Simandou project, the ownership of other shareholders will be reduced proportionally.

A new rail line through Guinea and a new Guinean port will be constructed to transport ore from mine to ship. The infrastructure will be jointly owned by the Government of Guinea and the other Simfer partners, with the Government able to hold a maximum stake of 51 per cent. Participants in the infrastructure joint venture will be required to fully fund their proportion of the infrastructure capital cost.

The new infrastructure joint venture will appoint Simfer as operator for the rail and port. The rail line will be available for passenger and freight trains and Simfer, as operator of the joint venture, may haul other mineral producers’ ore subject to commercial agreement. Simfer will have the status of a foundation customer, and will therefore retain priority use of the infrastructure.

The infrastructure will revert to full Government ownership once it is fully amortised, after 25 and before 30 years. Simfer will retain its status as a foundation customer. On transfer of the project infrastructure to the Government, it will put the management of the infrastructure to international tender. Simfer will be one of the parties invited to tender. Any user charges for access to Simfer will continue to reflect its status as a foundation customer.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont.../

Continues	Page 3 of 3

For further information, please contact:

Media Relations, EMEA / Americas

Illtud Harri

Office: +44 (0) 20 7781 1152

Mobile: +44 (0)7920 503 600

Tony Shaffer

Office: +44 (0) 20 7781 1138

Mobile: +44 (0) 7920 041 003

Christina Mills

Office: +44 (0) 20 7781 1154

Mobile: +44 (0) 7825 275 605

Investor Relations, London Mark Shannon Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576597 David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia

David Luff

Office: +61 (0) 3 9283 3620

Mobile: +61 (0) 0419 850 205

Karen Halbert

Office: +61 (0) 3 9283 3627

Mobile: +61 (0) 412 119 389

Bruce Tobin

Office: +61 (0) 3 9283 3612

Mobile: +61 (0) 419 103 454

Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Christopher Maitland Office: +61 (0) 3 9283 3063 Mobile: +61 (0) 459 800 131

Media Relations, Canada Bryan Tucker Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 825 8319	Investor Relations, North America Jason Combes Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645

Website: Email: Twitter:	www.riotinto.com media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Exhibit 99.3

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto makes recommended all-cash offer of C$4.15 per share for Hathor Exploration

19 October 2011

•

Rio Tinto to make an all-cash offer for all the common shares of Hathor for C$4.15 per common share, representing a premium of more than 55 per cent to Hathor’s unaffected closing price on 25 August 2011.

•	Hathor’s board unanimously recommends shareholders accept the Rio Tinto offer.

•	Hathor directors and senior management have entered into lock-up agreements with Rio Tinto and have agreed to tender all of their common shares to the Rio Tinto offer.

•	The acquisition of Hathor bolsters Rio Tinto’s global uranium strategy and complements its current exploration programmes in Saskatchewan and its uranium operations elsewhere in the world.

•

The technical foundation established by Hathor coupled with Rio Tinto’s world-class expertise and anticipated investment will unlock the full potential of the exploration properties for the benefit of Saskatchewan and Canada.

Rio Tinto (LSE: RIO, ASX: RIO, NYSE: RIO), through an indirect wholly-owned Canadian subsidiary (“Rio Tinto”), and Hathor Exploration Limited (“Hathor” or the “Company”) (TSX: HAT) have agreed that Rio Tinto will make an offer to acquire all of the common shares of Hathor for C$4.15 in cash per common share (the “Rio Tinto offer”). The value of the Rio Tinto offer is approximately C$578 million on a fully-diluted basis. Rio Tinto and Hathor have entered into a support agreement (the “Support Agreement”) for the Rio Tinto offer.

The Rio Tinto offer represents a premium of approximately 11 per cent to Cameco’s unsolicited offer for Hathor of C$3.75 per common share and a premium of 55.4 per cent to Hathor’s closing share price of C$2.67 on the Toronto Stock Exchange (the “TSX”) on 25 August 2011.

Rio Tinto’s strategy is to invest in the primary uranium producing regions of the world to develop long-life, low-cost operations. The acquisition of Hathor provides a quality opportunity to expand the Rio Tinto presence in the Athabasca Basin which currently provides approximately 20 per cent of global uranium production.

Rio Tinto’s expertise in exploration, innovative mining techniques, technology and commitment to sustainable development will complement and build upon the strong technical foundation established by Hathor at Roughrider – an emerging significant high-grade deposit. Rio Tinto intends to accelerate the investigation and assessment of the exploration properties to unlock their full potential, consistent with its global safety and community standards. Rio Tinto’s investments in Saskatchewan will support the diversification and development of the regional economy, building on its significant presence in Canada.

Cont.../

Continues	Page 2 of 3

Rio Tinto Energy chief executive Doug Ritchie said “The medium and long-term outlook for the uranium market is positive, with uranium assuming a significant role in the world’s primary energy needs. This acquisition will allow us to build on the platform successfully laid out by Hathor and we will continue to draw on their expertise and commitment going forward. Canada is a country crucial to our business and growth plans and a location where Rio Tinto has a track record of delivering on major development projects to the benefit of the local community.”

Hathor chief executive officer Dr. Michael H. Gunning said “The superior Rio Tinto offer provides fair value to Hathor shareholders over Cameco’s current hostile, unsolicited takeover offer.

“The strategic context of the Rio Tinto offer underscores the ‘best of breed’ global stature of the Roughrider uranium deposit relative to its peers of undeveloped uranium deposits around the world.”

The Special Committee of Hathor reviewed the terms and conditions of the Rio Tinto offer and considered a number of factors, including a verbal opinion from Canaccord Genuity Corp., financial advisor to Hathor, and Scotia Capital Inc., financial advisor to the Special Committee, before concluding the offer is superior to the existing offer from Cameco and fair to Hathor shareholders.

Hathor’s board of directors, after receiving the recommendation of the Special Committee, has unanimously determined that the Rio Tinto offer is in the best interests of Hathor’s shareholders and unanimously recommends that shareholders accept the Rio Tinto offer.

The directors and senior management of Hathor have entered into lock-up agreements with Rio Tinto and have agreed to tender all of their common shares to the Rio Tinto offer. The common shares subject to the lock up agreements equal 6,351,400 or approximately 4.6 per cent on a fully diluted basis.

The Support Agreement provides that board of directors of Hathor may under certain circumstances terminate the Support Agreement in favour of an unsolicited superior proposal, subject to the payment of a break fee of C$20 million and subject to a right by Rio Tinto to match such superior proposal.

Full details of the Rio Tinto offer will be included in a takeover bid circular that is expected to be mailed to Hathor shareholders early in the week of 24 October 2011. The Rio Tinto offer will be open for a period of not less than 35 days and the Rio Tinto offer will be subject to certain customary conditions, including there having been validly deposited and not withdrawn at the expiry time of the Rio Tinto offer that number of Hathor common shares which together with any common shares beneficially owned by Rio Tinto or its affiliates, constitutes at least 66 2/3 per cent of the outstanding common shares of Hathor on a fully diluted basis and receipt of all required regulatory approvals. Affiliates of Rio Tinto hold 7,890,200 common shares of Hathor or approximately 5.7 per cent on a fully diluted basis. The Rio Tinto offer is not subject to any financing conditions. If the Rio Tinto offer is successful, Rio Tinto intends to take steps available to it under corporate and securities laws to acquire any remaining outstanding Hathor common shares.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont.../

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About Hathor

Hathor is a junior uranium company focused on exploration projects in the Athabasca Basin of northern Saskatchewan, Canada. Hathor’s goal is to discover, advance and develop high-grade, world-class uranium deposits. Hathor’s main exploration properties are located within the eastern corridor of the Athabasca Basin which hosts all of Canada’s producing uranium mines and accounts for approximately 20 per cent of global production. Hathor is currently advancing its Roughrider uranium deposit, a significant high-grade uranium exploration and mining project. The Company is well financed to advance its projects. The Company’s technical and management team have recognised expertise.

If shareholders wish to obtain any information about this transaction, please contact the information agent, Phoenix Advisory Partners, at 1-800-243-1162. For any other information on the Company, please visit the Company’s website at www.Hathor.ca.

For further information, please contact:

RIO TINTO MEDIA CONTACTS:

Media Relations, EMEA / Americas

Illtud Harri

Office: +44 (0) 20 7781 1152

Mobile: +44 (0)7920 503 600

Tony Shaffer

Office: +44 (0) 20 7781 1138

Mobile: +44 (0) 7920 041 003

Christina Mills

Office: +44 (0) 20 7781 1154

Mobile: +44 (0) 7825 275 605

Investor Relations, London Mark Shannon Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576597 David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia

David Luff

Office: +61 (0) 3 9283 3620

Mobile: +61 (0) 0419 850 205

Karen Halbert

Office: +61 (0) 3 9283 3627

Mobile: +61 (0) 412 119 389

Bruce Tobin

Office: +61 (0) 3 9283 3612

Mobile: +61 (0) 419 103 454

Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Christopher Maitland Office: +61 (0) 3 9283 3063 Mobile: +61 (0) 459 800 131

Media Relations, Canada Bryan Tucker Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 825 8319	Investor Relations, North America Jason Combes Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645

Website: Email: Twitter:	www.riotinto.com media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

HATHOR EXPLORATION MEDIA CONTACTS:

Media Relations

Kelsea Murray

Office: +1 604 684 6707

kmurray@hathor.ca